Pricing Supplement dated May 20, 2005 	                         Rule 424(b)(3)
(To Prospectus dated April 2, 2004 and	                    File No. 333-113680
Prospectus Supplement dated April 2, 2004)

	                   TOYOTA MOTOR CREDIT CORPORATION

	             Medium-Term Note, Series B - Floating Rate
                         Consumer Price Index Linked Notes
________________________________________________________________________________

Principal Amount: $35,000,000               Trade Date: May 20, 2005
Issue Price: See "Additional                Original Issue Date: May 25, 2005
  Terms of the Notes - Plan of              Net Proceeds to Issuer:  $34,860,000
  Distribution"                             Principal's Discount or
Initial Interest Rate: 3.66%                    Commission:  0.400%
Interest Payment Period: Monthly
Stated Maturity Date: November 26, 2007
________________________________________________________________________________

Calculation Agent: Deutsche Bank Trust Company Americas
Interest Calculation:
   [X] Regular Floating Rate Note 	      [ ] Floating Rate/Fixed Rate Note
   [ ] Inverse Floating Rate Note 		    (Fixed Rate Commencement
	(Fixed Interest Rate): 			     Date):
   [ ] Other Floating Rate Note 		    (Fixed Interest Rate):
   Interest Rate Basis: [ ] CD Rate [ ] Commercial Paper Rate [ ] Prime Rate
	[ ] Eleventh District Cost of Funds Rate 	[ ] Federal Funds Rate
        [ ] LIBOR 	[ ] Treasury Rate 	[X] Other (see attached)
			If LIBOR, Designated LIBOR Page: [ ] Reuters Page:
							[ ] Telerate Page:

   Initial Interest Reset Date: June 25, 2005      Spread (+/-):See "Additional
   Interest Rate Reset Period: Monthly               Terms of the Notes -
   Interest Reset Dates: The 25th calendar           Calculation of the Interest
     day of each month, commencing                   Rate for the Notes"
     June 25, 2005, with no adjustment             Spread Multiplier: N/A
   Interest Payment Dates: The 25th calendar       Maximum Interest Rate: N/A
     day of each month, commencing June 25, 2005   Minimum Interest Rate: 0.0%
   Interest Determination Date: Each Interest        per year for each Interest
     Reset Date                                      Period
                                                   Index Maturity: N/A
                                                   Index Currency: U.S. dollars

Day Count Convention:
   [ ]  30/360 for the period from			  to
   [ ]  Actual/365 for the period from			  to
   [X]  Actual/Actual for the period from May 25, 2005  to  November 26, 2007

Redemption:
   [X]	The Notes cannot be redeemed prior to the Stated Maturity Date.
   [ ]	The Notes may be redeemed prior to Stated Maturity Date.
        Initial Redemption Date: N/A
        Initial Redemption Percentage: N/A
        Annual Redemption Percentage Reduction: N/A

Repayment:
   [X]	The Notes cannot be repaid prior to the Stated Maturity Date.
   [ ]	The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
        Optional Repayment Date(s):
        Repayment Price:     %

Currency:
      Specified Currency:  U.S. dollars
            (If other than U.S. dollars, see attached)
      Minimum Denominations:
            (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:	[ ]  Yes			[X] No
	Total Amount of OID:
	Yield to Maturity:
	Initial Accrual Period:

Form:  [X] Book-entry            [ ] Certificated


Investing in the Notes involves a number of risks. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, see "Additional Terms of the Notes - Additional Risk Factors" below.

                                ____________________

                                Merrill Lynch & Co.

                       ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate for the Notes

The interest rate for the Notes being offered by this Pricing Supplement for each Interest Period during the term of the Notes beginning on and after June 25, 2005, will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

                       [(CPIt-CPIt-12) / CPIt-12] + 0.65%

        Where:
               CPIt = Current Index Level of CPI (as defined below) and CPIt-12 = Index Level of CPI 12 months prior to CPIt

In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate listed on page 1 of this Pricing Supplement. The interest rate for the Notes during the period beginning May 25, 2005 to but excluding June 25, 2005 will be the Initial Interest Rate, a fixed rate of 3.66% per annum.

CPIt for each Interest Reset Date is the CPI for the third calendar month prior to the calendar month in which such Interest Reset Date occurs, as published and reported, as described below, in the second calendar month prior to the calendar month in which such Interest Reset Date occurs or as otherwise determined as set forth in this Pricing Supplement. For example, for the Interest Period from and including June 25, 2005 to but excluding July 25, 2005, CPIt will be the CPI for March 2005 and CPIt-12 will be the CPI for March 2004. The CPI for March 2005 was published by BLS (as defined below) and reported on Bloomberg Ticker CPURNSA in April 2005 and the CPI for March 2004 was published and reported in April 2004.

As used herein, "Interest Period" shall be each monthly period from and including the previous Interest Reset Date (except for the first Interest Period, which shall be from and including the Original Issue Date) to but excluding the next succeeding Interest Reset Date (except for the last Interest Period, which shall be to but excluding the Stated Maturity Date).

If an Interest Payment Date falls on a day that is not a Business Day, the payment of interest will be made on the next succeeding Business Day, and no interest on such payment will accrue from the period from and after such Interest Payment Date.

Consumer Price Index

The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg Ticker CPURNSA or any successor service, provided, that in certain circumstances the CPI may be determined otherwise by the U.S. Treasury or the Calculation Agent as described below. The BLS makes almost all Consumer Price Index data publicly available. This information may be accessed electronically on the BLS home page on the internet at http://www.bls.gov/cpi/. The CPI for a particular month is published during the following month.

According to publicly available information provided by the BLS, the CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average. For example, with respect to any date of measurement, an increase in a particular month is generally published by BLS during the last two weeks of the following month. From time to time, the base reference period is changed by the BLS, or "rebased," to a more recent base reference period.

The following table sets forth the CPI from January 1999 to April 2005, as published by the BLS and reported on Bloomberg Ticker CPURNSA:

   Month		2005	2004	2003	2002	2001	2000	1999
   -----		-----	----	----	----	----	----	----
   January		190.7	185.2	181.7	177.1	175.1	168.8	164.3
   February		191.8	186.2	183.1	177.8	175.8	169.8	164.5
   March		193.3	187.4	184.2	178.8	176.2	171.2	165.0
   April		194.6	188.0	183.8	179.8	176.9	171.3	166.2
   May			 --	189.1	183.5	179.8	177.7	171.5	166.2
   June			 --	189.7	183.7	179.9	178.0	172.4	166.2
   July			 --	189.4	183.9	180.1	177.5	172.8	166.7
   August		 --	189.5	184.6	180.7	177.5	172.8	167.1
   September		 --	189.9	185.2	181.0	178.3	173.7	167.9
   October		 --	190.9	185.0	181.3	177.7	174.0	168.2
   November		 --	191.0	184.5	181.3	177.4	174.1	168.3
   December		 --	190.3	184.3	180.9	176.7	174.0	168.3

This historical data is presented for information purposes only. As stated in Risk Factors below, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be less than or greater than those that have occurred in the past.

Additional Provisions Relating to CPI

If the CPI is not reported on Bloomberg Ticker CPURNSA for a particular month by 3:00 PM on an Interest Determination Date, but has otherwise been published by the BLS, Deutsche Bank Trust Company Americas, in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using a source it deems appropriate, and such determination will be final and binding upon all Noteholders.

Except as otherwise described in this paragraph, if a previously reported CPI for a relevant month is revised by the BLS, the Calculation Agent will use the most recently available value of such CPI in calculating CPIt and CPIt-12 on the applicable Interest Determination Date. In contrast, if the CPI for a relevant month already has been used by the Calculation Agent in calculating CPIt and CPIt-12 on any Interest Determination Date (such CPI, an "Initial CPI"), the Calculation Agent will continue to use the Initial CPI, even if the CPI for such month has subsequently been revised by the BLS. In addition, if a previously reported CPI for a relevant month is revised by the BLS and such revision is made in order to correct a manifest error (as determined in the sole discretion of the Calculation Agent) the Calculation Agent shall in all cases use the revised CPI, even if such CPI already has been used by the Calculation Agent in calculating CPIt and CPIt-12.

The BLS occasionally rebases the CPI. If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published. If the old-based CPI is not published, the Calculation Agent will calculate inflation using the new-based CPI. The conversion to a new reference base does not affect the measurement of the percentage change in a given index series from one point in time to another, except for rounding differences.

If the CPI is discontinued or if, in the opinion of the BLS, as evidenced by a public release, the CPI is substantially altered, the Calculation Agent will determine the interest rate on the Notes by reference to a substitute index, in its sole discretion, by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the CPI or is another methodology which is in accordance with general market practice at the time. In doing this, the Calculation Agent may (but is not required to) determine the substitute index by selecting any substitute index that is chosen by the Secretary of the Treasury for the Department of the Treasury's Inflation-Linked Treasuries, as described at 62 Federal Register 846-847 (January 6, 1997). Determinations by the Calculation Agent in this regard will be final and binding upon all Noteholders.

Rounding

All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or .0987656) and
9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)). All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764)
would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

RISK FACTORS

Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary floating rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are also subject to other special considerations. An investment in notes indexed to the consumer price index entails significant risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in consumer price indexed-linked notes and the suitability of the Notes in light of their particular circumstances.

THE NOTES ARE TMCC    The Notes are issued by TMCC and are subject to all
SECURITIES AND ARE    of the risks of an investment therein.  The Notes rank
NOT OBLIGATIONS OF    pari passu with all other unsecured and unsubordinated
THE U.S. GOVERNMENT   debt of TMCC.  Although the Notes are based, with some
                      modifications, on Treasury Inflation-Protection
                      Securities issued by the U.S. Department of the Treasury, the Notes are not issued by, obligations of or guaranteed by the U.S. Government or any entity other than TMCC.

ON AND AFTER JUNE 25, Interest payable on the Notes on and after June 25, 2005
2005, THE INTEREST    is linked to changes in the level of the CPI during
RATE ON THE NOTES     twelve-month measurement periods. If the CPI decreases
MAY, IN SOME CASES,   during a relevant measurement period, which is likely
BE  ZERO.             to occur when there is deflation, owners of the Notes may
                      receive interest payments for the related Interest Period equal to the Minimum Interest Rate, which is 0.00%.

ON AND AFTER JUNE 25, The interest rate on the Notes, if below the Initial
2005, THE INTEREST    Interest Rate (including the Minimum Interest Rate), is
RATE ON THE NOTES     below what we would currently expect to pay as of the
MAY BE BELOW THE      date of this pricing supplement if we issued non-callable
RATE OTHERWISE        senior debt securities with a fixed or floating rate and
PAYABLE ON SIMILAR    similar maturity to that of the Notes.  Any interest
FIXED OR FLOATING     payable in excess of the Minimum Interest Rate on the
RATE DEBT SECURITIES  Notes  will be based upon the difference in the level of
ISSUED BY US.         the CPI determined as of the measurement dates specified
                      in the formula listed above.

THE HISTORICAL        The historical levels of the CPI are not an indication
LEVELS OF THE CPI     of the future levels of the CPI during the term of the
ARE NOT AN            Notes.  In the past, the CPI has experienced periods of
INDICATION            volatility, including on a monthly basis, and such
OF THE FUTURE LEVELS  volatility may occur in the future.  Fluctuations and
OF THE CPI AND THOSE  trends in the CPI that have occurred in the past are not
LEVELS MAY CHANGE     necessarily indicative, however, of fluctuations that
SUBSTANTIALLY.        may occur in the future.

                      Holders of the Notes will receive interest payments after June 25, 2005 that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

ON AND AFTER          The CPI is reported by the BLS, which is a governmental
JUNE 25, 2005,        entity.  For that reason, neither TMCC nor the
THE INTEREST RATE     Calculation Agent has any control over the determination,
IS BASED UPON THE     calculation or publication of the CPI.  The CPI itself
CPI. THE CPI IS       and the way the BLS calculates the CPI may change in the
REPORTED BY THE       future, and there can be no assurance that the BLS will
BLS AND TMCC HAS      not change the method by which it calculates the CPI.
NO CONTROL OVER
ITS CALCULATIONS.     The BLS has made many technical and methodological
THE CPI ITSELF AND    changes to the CPI over the last 25 years and it is
THE WAY THE BLS       likely to continue to do so.  Examples of recent
CALCULATES THE CPI    methodological changes include:
MAY CHANGE IN THE
FUTURE OR THE CPI       * The use of regression models to adjust for the
MAY NO LONGER BE          quality improvements in various goods
PUBLISHED.  THESE         (televisions, personal computers, etc.).
FACTORS COULD AFFECT    * The introduction of geometric averages to account
THE RETURN ON, AND        for consumer substitution within consumer price index
VALUE OF, THE NOTES.      categories.
                        * Changing the housing/shelter formula to improve
                          rental equivalence.

                      If the CPI is substantially altered (as determined in the sole discretion of the Calculation Agent), a substitute index and methodology may be employed to calculate the interest payable on the Notes as described above.

                      Changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payments with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes on and after June 25, 2005, and therefore the value of the Notes, may be significantly reduced.

BECAUSE THE FORMULA   Because the calculation of interest on the Notes is based
FOR CALCULATING       on the CPI for the third-preceding and fifteenth-
INTEREST ON THE       preceding months, for each Interest Period, the interest
NOTES IS BASED ON     will reflect a lag relative to the nominal inflation
HISTORICAL CPI        rate as of that Interest Payment Date.  For the same
INFORMATION,          reason, subsequently published CPI values may have an
INTEREST PAYMENTS     impact on the market price of the Notes, particularly
WILL REFLECT A        during periods of rapid change in the CPI.
LAG RELATIVE TO
CURRENT CPI
INFORMATION.


Plan of Distribution

Under the terms of and subject to the conditions of a terms agreement under a Distribution Agreement dated April 2, 2004 between TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Citigroup Global Markets Inc., Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated (the "Agreement"), Merrill Lynch, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 99.600% of their principal amount. Merrill Lynch may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at a price equal to 100% of their principal amount.

Under the terms and conditions of the Agreement, Merrill Lynch is committed to take and pay for all of the Notes offered hereby if any are taken.